Exhibit 23.1

KPMG LLP

205 5th Avenue SW

Suite 3100

Calgary AB

T2P 4B9

Telephone (403) 691-8000

Fax (403) 691-8008

www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Sundial Growers Inc.

We, KPMG LLP, consent to the use of our report dated July 22, 2019, on the consolidated financial statements of Sundial Growers Inc. (the “Company”), which comprise the consolidated statements of financial position as of December 31, 2018, February 28, 2018 and February 28, 2017, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the ten month period ended December 31, 2018 and the years ended February 28, 2018 and February 28, 2017 and the related notes, which is included herein and to the reference to our firm under the heading “Experts” in this Amendment No. 2 to the Registration Statement.

Our report dated July 22, 2019 contains an explanatory paragraph that states that the Company has no revenue and incurred losses since inception, and has net current liabilities at December 31, 2018. These conditions raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.

/s/ KPMG LLP
Chartered Professional Accountants

Calgary, Canada
July 30, 2019

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.